

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via Email
Chia Hsun Wu
Chief Executive Officer
Uni Core Holdings Corporation
Room 1207, Bank of America Tower
12 Harcourt Road
Central, Hong Kong

      **Re:**    **Uni Core Holdings Corporation**
              **Form 10-K for fiscal year end June 30, 2012**
              **Filed October 15, 2012**
              **File No. 000-30430**

Dear Mr Wu:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Carlos Pacho for

                        Assistant Director
                        Larry Spirgel

cc:     Via Email
         Paul David Marotta, Esq.
         The Corporate Law Group